[ING FUNDS LOGO]

May 7, 2012

VIA EDGAR

Mr. John Ganley

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Series Fund, Inc.

(File Nos. 33-41694; 811-6352)

Dear Mr. Ganley:

This letter responds to comments provided to Kristen Freeman on May 2, 2012, for the registration statement on Form N-14 under the Securities Act of 1933, as amended, filed on April 4, 2012, for ING Series Fund, Inc. (“Registrant”). The Form N-14 was filed in connection with a reorganization in which ING Corporate Leaders 100 Fund (“Corporate Leaders Fund”), a series of the Registrant, will acquire all of the assets of ING Index Plus LargeCap Fund (“Index Plus LargeCap Fund”), also a series of the Registrant, in exchange for shares of the Corporate Leaders 100 Fund and the assumption by the Corporate Leaders Fund of the liabilities of the Index Plus LargeCap Fund.

Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                       Comment:              The Staff noted that the prospectus for the Corporate Leaders Fund is incorporated by reference on page 2 of the proxy/prospectus and inquired if the prospectus for the Corporate Leaders Fund would be mailed to shareholders and if not asked that the Registrant explain why it believes such prospectus is not required to be delivered.

Response:                                        The Registrant does not intend to send the prospectus for the Corporate Leaders Fund to shareholders at the same time as the N-14 because the Registrant believes the N-14 contains all the information from that prospectus relevant to the Reorganization.

2.                                       Comment:              The Staff requested that the Registrant prominently disclose in the section entitled “Summary of the Reorganization” that the sales charges for the Corporate Leaders Fund are higher than the sales charges for the Index Plus LargeCap Fund.

Response:                                        The Registrant will revise the disclosure to include the additional language as requested.

3.                                       Comment:              The Staff commented that the “1 year” example number provided with respect to the Index Plus LargeCap Fund, Class C shares, “held” should be $248.

Response:                                        The Registrant has confirmed that using an expense ratio of 1.45% and a CDSC of 0.75% the number provided of $148 is accurate.

3.                                       Comment:              The Staff requested that the Registrant prominently disclose in the section entitled “Summary of the Reorganization” the tax consequences of a liquidating distribution, if applicable.

Response:                                        The Registrant appreciates the Staff’s comment but confirms that this issue is not applicable to this reorganization.

4.                                       Comment:              The Staff requested the Registrant to please explain how shareholders may receive a distribution that is not taxable.

Response:                                        The Registrant has revised the disclosure to clarify that any distribution would be taxable to shareholder subject to tax, but that no distribution is anticipated.

5.                                       Comment:              The Staff requested that the Registrant revise the Annual Portfolio Operating Expenses table to include the term “Combined” rather than just the term pro forma.

Response:                                        The Registrant will revise the table to include the term “Combined.”

6.                                       Comment:              The Staff requested that the Registrant clarify the use of “Index” as a defined term in the comparison of the investment strategies table.

Response:                                        The Registrant has revised the disclosure.

7.                                       Comment:              The Staff requested that the Registrant highlight the differences between the investment strategies.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the current disclosure in the section entitled “How do the Principal Investment Strategies Compare?” identifies the key differences between the investment strategies.

8.                                       Comment:              The Staff requested that the Registrant provide an undertaking that the Registrant will provide an opinion supporting tax matters discussed in this Registration Statement shortly after the Closing Date.

Response:                                        The Registrant will provide the undertaking.

9.                                       Comment:              The Staff requested that the Registrant provide the Powers of Attorney.

Response:                                        The Registrant will provide the Powers of Attorney in the amended N-14.

10.                                 Comment:              The Staff requested that the Registrant include disclosure with respect to the costs of the reorganization including the Board’s assessment of its reasonableness in the section entitled “Expenses of the Reorganization.”

Response:                The Registrant has revised the disclosure to include an estimate of the costs of the Reorganization.  The Registrant appreciates the Staff’s comment with respect to the inclusion of the Board’s assessment of the reasonableness of such costs, but the Registrant submits that the expenses of the Reorganization were one of the factors considered by the Board in determining that the Reorganization is in the best interest of shareholders.  The Board’s consideration of the expenses of the Reorganization is properly disclosed in the section entitled “What factors did the Board consider?”.

11.                                 Comment:              The Staff requested that the Registrant indicate in the pro forma Portfolio of Investments, the securities the Index Plus LargeCap Fund has sold already or may sell in anticipation of the reorganization.

Response:                                        The Registrant will make the requested change.

12.                                 Comment:              In light of the factors set forth in North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (the “NAST letter”), please provide a written justification for the choice of the accounting survivor in the reorganization.

Response:                                        Based upon a recommendation from management, the Board has approved the reorganization with a choice of the Corporate Leaders 100 Fund as the accounting survivor. This is primarily for two reasons:

a.               First, in form and structure the Corporate Leaders 100 Fund is the surviving entity, which creates a presumption that the surviving fund should serve as the accounting survivor. This presumption could be overcome based on countervailing facts and circumstances, as suggested by the NAST letter, but we do not find them present in this situation.

b.              Second, with respect to the factors set forth in the NAST letter, the “expense structure and expense ratio” factor supports the selection of the Corporate Leaders 100 Fund as the accounting survivor. Specifically, it is expected that the fee structure and pro forma expense ratios of the combined Fund after the reorganization will be substantially the same as the fee structure and expense ratios of the Corporate Leaders 100 Fund and different from those of the Index Plus LargeCap Fund.  In addition, the Corporate Leaders 100 Fund’s

“investment objective, policies and restrictions” are identical to those of the combined Fund and are different from those of the Index Plus LargeCap Fund.  Further, the “portfolio composition” after the transition is expected to resemble that of the Corporate Leaders 100 Fund.

c.               The “investment adviser” factor is largely neutral.  Both Funds have the same sub-adviser and similar portfolio management teams

d.              The “asset size” weighs strongly in favor of Index Plus LargeCap Fund as the accounting survivor; however, that factor alone does not overcome the presumption from the form of the transaction, noted above.

Accordingly, the Corporate Leaders 100 Fund will be the survivor for accounting purposes.

13.                                 Comment:              The Staff requested that the Registrant revise Note 4 to the pro forma financial statements to include the amount of the reorganization costs.

Response:                                        The Registrant appreciates the Staff’s comment but respectfully submits that the amount of the reorganization costs are already disclosed in Note 4 to the pro forma financial statements entitled “Note 4 — Merger Costs.”

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Philip H. Newman, Esq.

Goodwin Procter, LLP

Attachment A

[ING FUNDS LOGO]

May 7, 2012

VIA EDGAR

Mr. John Ganley

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 ING Series Fund, Inc.

(File Nos. 33-41694; 811-6352)

Dear Mr. Ganley:

ING Series Fund, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:                                 Philip H. Newman, Esq.

Goodwin Procter, LLP